SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549 FORM 11-K ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number:	1-14157 (Telephone and Data Systems, Inc.) 1-9712 (United States Cellular Corporation)

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Telephone and Data Systems, Inc. Tax-Deferred Savings Plan 30 North LaSalle Street 40th Floor Chicago, IL 60602

B.	Name of issuers of the securities held pursuant to the plan and the addresses of the principal executive office:

Telephone and Data Systems, Inc. 30 North LaSalle Street 40th Floor Chicago, IL 60602

United States Cellular Corporation 8410 West Bryn Mawr Ave. Suite 700 Chicago, IL 60631

Required Information

(a)	Financial Statements

1.	Independent Auditors Reports.

2.	Audited Statements of Net Assets Available for Benefits as of December 31, 2002 and December 31, 2001.

3.	Audited Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002.

4.	Notes to Financial Statements.

5.	Schedule of Assets Held for Investment Purposes at End of Year.

6.	Schedule of Reportable Transactions.

Schedules Omitted – the following schedules were omitted because of the absence of conditions under which they are required:

Assets Acquired and Disposed Within the Plan Year Party-In-Interest Transactions Obligations In Default Leases in Default

(b)	Exhibits

No.	Description

23.1	Consent of Independent Public Accountants

99.1	Chief Executive Officer certification pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

99.2	Chief Financial Officer certification pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

Virchow, Krause & Company, LLP

INDEPENDENT AUDITORS’ REPORT

To the Investment Management Committee
Telephone and Data Systems, Inc. Tax-Deferred Savings Plan
Middleton, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Telephone and Data Systems, Inc. Tax-Deferred Savings Plan as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information of Telephone and Data Systems, Inc. Tax-Deferred Savings Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Virchow, Krause & Company, LLP

Madison, Wisconsin May 6, 2003 Page 1

TELEPHONE AND DATA SYSTEMS, INC. TAX DEFERRED SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS December 31, 2002 and 2001

ASSETS
	2002	2001

Investments, at fair value	$111,355,127	$120,001,618

Receivables
Accrued income	1,325	3,715
Due from broker for securities sold	129,829	11,390,026

Total Receivables	131,154	11,393,741

TOTAL ASSETS	111,486,281	131,395,359

LIABILITIES

Due to broker for securities purchased	153,196	11,770,407

TOTAL LIABILITIES	153,196	11,770,407

NET ASSETS AVAILABLE FOR BENEFITS	$111,333,085	$119,624,952

See accompanying notes to financial statements. Page 2

TELEPHONE AND DATA SYSTEMS, INC. TAX DEFERRED SAVINGS PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Year Ended December 31, 2002

ADDITIONS
Additions to net assets attributed to
Investment income
Net depreciation in fair value of investments	$(33,652,166)
Interest and dividends	2,721,790

Contributions
Participants'	19,540,286
Employers'	8,882,453
Participant rollovers	942,745

Total Additions	(1,564,892)

DEDUCTIONS
Deductions from net assets attributed to
Benefits paid to participants	7,938,518
Investment expenses	39,381

Total Deductions	7,977,899

TRANSFER OF ASSETS FROM OTHER PLANS	1,250,924

Net Decrease	8,291,867

NET ASSETS AVAILABLE FOR BENEFITS -
Beginning of Year	119,624,952

NET ASSETS AVAILABLE FOR BENEFITS -

END OF YEAR	$111,333,085

See accompanying notes to financial statements. Page 3

TELEPHONE AND DATA SYSTEMS, INC. TAX DEFERRED SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2002 and 2001

NOTE 1 — Description of the Plan

The following description of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the “plan”) provides only general information. Participants should refer to the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan summary plan description for a more complete description of the plan’s provisions.

   General

The plan is a contributory tax-exempt profit-sharing plan established by Telephone and Data Systems, Inc. (TDS, the “company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The company is the administrator and sponsor of the plan and has appointed The Bank of New York as directed trustee of the plan. The Bank of New York is the asset custodian of the plan, and they provide record keeping and reporting services to the plan in conjunction with Hewitt Associates, the plan’s third-party administrator. The plan qualifies under Section 401 and 501 of the Internal Revenue Code. All employees of Telephone and Data Systems, Inc. and its subsidiaries which have adopted the plan (the company and such subsidiaries being referred to as “employers”), including United States Cellular Corporation (USCC), that are age 21 or older are eligible to participate. The plan allows participants to enter the plan upon the latter of their first day of employment or twenty-first birthday. Participation is completely voluntary.

The plan’s assets are administered by an investment management committee appointed by TDS. The investment management committee is authorized to invest plan assets as directed by the participants.

   Contributions

Participants may contribute up to 15% of pretax annual compensation (salary reduction contributions), as defined in the plan. Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions).

Each employer’s matching contribution is 100% of the first 2% of a participant’s salary reduction contributions and 40% of the next 4% of salary reduction contributions.

During 2002 the plan was amended so that an employer’s matching contributions is no longer required to be invested in TDS or USCC stock. Employer contributions are now allocated to an employee’s account based on the employees’ elected allocation percentages.

Contributions are subject to certain limitations.

TELEPHONE AND DATA SYSTEMS, INC. TAX DEFERRED SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2002 and 2001

NOTE 1 — Description of the Plan (cont.)

   Participants’ Accounts and Investment Options

Each participant’s account is credited with the participant’s salary reduction contributions and allocations of the employer’s matching contributions and plan earnings. Allocations are based on participant contributions and account balances, as defined in the plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may invest their salary reduction contributions, any rollover account balances, and employer matching contributions into a variety of investment options as more fully described in the plan’s literature. Participants may change their investment options via telephone or internet at any time.

During 2002 two investment funds changed their names. The LaSalle National Pooled Income Fund became the ABN AMRO Income Plus Fund and the Mercury Select Growth Fund became the Turner Large Cap Growth Fund which was replaced by the RCM Pimco Large Cap Growth Fund.

   Vesting

Participants are immediately vested in their salary reduction and rollover contributions plus actual earnings thereon. Vesting in employer matching contributions plus actual earnings thereon is based on years of vesting service and is subject to a three-year graded vesting schedule as follows:

Vesting Years of Service	Percentage Vested
1	34%
2	67%
3	100%

A participant also becomes 100% vested in employer matching contributions plus actual earnings thereon upon termination of employment after attaining age 65, death or disability.

   Forfeited Accounts

During the year ended December 31, 2002, forfeited non-vested accounts were used to reduce employer contributions by $157,059.

   Payment of Benefits

Vested benefits may be paid to the participant upon termination of employment, as defined in the plan. The total vested portion of a participant’s account balance is distributed in the form of a lump-sum payment or installments. Annuity payments are also available for some employees of various acquired companies. Participants experiencing financial hardship may withdraw a portion of their account balance as defined in the plan.

TELEPHONE AND DATA SYSTEMS, INC.
TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 — Description of the Plan (cont.)

   Termination of Plan

Although it has not expressed any intent to do so, the company has the right under the plan to terminate the plan at any time subject to the provisions of ERISA. In the event of plan termination, participants become 100% vested in their accounts.

   Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding employer matching contributions). These loans are secured by the balance in the participant’s account. The loans bear interest at the prime rate plus 1% as published in the Wall Street Journal on the first business day of the quarter in which the loan is approved. Principal and interest is paid ratably through after tax payroll deductions. The repayment period on the loan can range from one to five years. Loans will be considered in default if no loan payment is received during any 90-day period.

   Plan Expenses

All administrative, recordkeeping and auditing fees are borne by TDS. Investment expenses are paid by plan participants.

NOTE 2 — Summary of Significant Accounting Policies

     Basis of Accounting and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

   Investment Valuation and Income Recognition

The plan’s investments are valued at fair value. Shares of registered investment companies, TDS Common Stock, and USCC Common Stock are valued at quoted market price. Shares held in bank common trust funds and money market funds are reported at fair value based on the unit prices quoted by the fund, representing the fair value of the underlying investments. Participant loans are valued at cost, which approximates fair value.

TELEPHONE AND DATA SYSTEMS, INC.
TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 2 — Summary of Significant Accounting Policies (cont.)

   Investment Valuation and Income Recognition (cont.)

Net depreciation in fair value of investments included in the accompanying statement of changes in net assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in fair value of investments. Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period. The net realized gains or losses on the sale of investments represent the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

   Payment of Benefits

Benefits are recorded when paid.

NOTE 3 — Investments

The following presents investments as of December 31, 2002 and 2001 and investment income for the year ended December 31, 2002.

	2002		2001

Investments

Bank common trust funds
The Bank of New York	$1,049,620		$2,176,968
ABN AMRO Income Plus Fund	24,328,521	*	17,412,241	*

Common stock
Telephone and Data Systems, Inc.	15,057,591	*	28,773,671	*
United States Cellular Corporation	10,196,225	*	17,226,358	*

Mutual funds
Vanguard Institutional Index Fund	23,917,665	*	27,675,531	*
RCM Pimco Total Return Fund	14,258,817	*	5,543,449
Putnam International Growth Fund	5,447,678		4,922,648
Selected American Shares	5,692,438	*	4,759,611
RCM Pimco Large Cap Growth Fund	2,161,204		2,031,172
Turner Midcap Growth Fund	6,169,807	*	6,584,348	*

Participant loans	3,075,561		2,895,621

Total Investments	$111,355,127		$120,001,618

Investments that represent 5% or more of the plan’s net assets are separately identified with an "*".

TELEPHONE AND DATA SYSTEMS, INC.
TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 3 – Investments (cont.)

During the year ended December 31, 2002, the plan’s investments (including gains and losses on investments bought, sold, and held during the year) depreciated in value as follows:

Bank common trust funds	$--
Common stock	(21,583,528)
Mutual funds	(12,068,638)

Net Change in Fair Value	$(33,652,166)

The information presented above includes non-participant directed funds as discussed in Note 4.

The 2003 market volatility of equity-based investments is expected to substantially impact the value of such investments at any given time. It is possible that the value of the plan’s investments, both in total and in individual participant accounts, has declined since December 31, 2002.

NOTE 4 — Nonparticipant-Directed Investments

As previously noted, the plan was amended in 2002 so that each employer’s matching contributions are no longer required to be invested in TDS or USCC stock. In addition, plan participants can also reallocate amounts that were previously invested in TDS or USCC stock. As a result, all investments as of December 31, 2002 are now considered to be participant directed.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2001 is as follows:

2001

Investments
Common stock
Telephone and Data Systems, Inc.	$12,651,276
United States Cellular Corporation	9,234,884

Bank common trust funds
The Bank of New York	859,040

Total Investments	22,745,200

Receivables
Other	48,622

Total Assets	22,793,822

Liabilities	237,479

Total Nonparticipant-Directed Net Assets	$22,556,343

Page 8 TELEPHONE AND DATA SYSTEMS, INC. TAX DEFERRED SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2002 and 2001

NOTE 4 — Nonparticipant-Directed Investments (cont.)

During the year ended December 31, 2001, the nonparticipant directed investments changed in value as follows:

Net depreciation in fair value of investments	$(3,201,655)
Interest and dividends	70,947
Contributions	7,662,950
Benefits paid to participants	(1,518,745)

Net Increase	$3,013,497

NOTE 5 — Amount Owed to Participants Withdrawing From the Plan

Amounts owed to participants who have withdrawn from the plan total $128,316 as of December 31, 2002, and are included in net assets available for benefits.

NOTE 6 — Parties In Interest

Certain plan investments are shares of a common trust fund sponsored by The Bank of New York. The Bank of New York is the directed trustee of the plan and, therefore, these transactions qualify as party-in-interest transactions.

United States Cellular Corporation is a subsidiary of Telephone and Data Systems, Inc.

All employer contributions prior to April 2002 were made in cash and used to purchase common stock of TDS and USCC.

NOTE 7 — Tax Status

The plan obtained its latest determination letter on August 1, 2002 for the plan document as of November 2001, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The plan has been amended since receiving the determination letter. The plan administrator and the plan’s tax counsel believe that the plan, as amended, is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the plan was qualified and the related trust was tax-exempt at the financial statement date.

NOTE 8 – Plan Transfers

During 2002 approximately $1,251,000 was transferred from UTELCO Employee Savings Plan into the plan.

Page 9 TELEPHONE AND DATA SYSTEMS, INC. TAX DEFERRED SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2002 and 2001

NOTE 9 — Reconciliation of Financial Statements to Schedule H Form 5500

A reconciliation between the financial statements and Form 5500 as of December 31, 2002 and 2001, and for the year ended December 31, 2002 is as follows:

	2002	2001

Total net assets per Form 5500, Schedule H	$111,204,769	$119,256,463

Benefits payable accrued for the 5500	128,316	368,489

Net Assets Available for Benefits Per Financial Statements	$111,333,085	$119,624,952

Decrease in net assets per Form 5500, Schedule H	$8,051,694

Decrease in benefits payable for the 5500	240,173

Decrease in Net Assets Available for Benefits Per
Financial Statements	$8,291,867

Page 10 SUPPLEMENTAL INFORMATION
TELEPHONE AND DATA SYSTEMS, INC. TAX DEFERRED SAVINGS PLAN SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR Plan 003 EIN 36-2669023 December 31, 2002
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Common Stocks

*	Telephone and Data Systems, Inc.	320,238 shares	**	$15,057,591

*	United States Cellular Corporation	407,523 shares	**	10,196,225

	Registered Investment Companies

	Vanguard Institutional Index Fund	297,299 shares	**	23,917,665

	Selected American Shares	223,145 shares	**	5,692,438

	Turner Midcap Growth Fund	419,429 shares	**	6,169,807

	RCM Pimco Large Cap Growth Fund	213,981 shares	**	2,161,204

	RCM Pimco Total Return Fund	1,336,346 shares	**	14,258,817

	Putnam International Growth Fund	331,973 shares	**	5,447,678

	Bank Common Trust Funds

*	The Bank of New York	1,049,620 shares	1,049,620	1,049,620

	ABN AMRO Income Plus Fund	24,328,521 shares	**	24,328,521

	Participant Loans

		Loan term 1 - 5 years;
	Loans to Participants	Interest rates range from 5.25% to 10.5%	-0-	3,075,561

				$111,355,127

*	Represents a party in interest
**	Cost omitted for participant directed investments

Page 11
SCHEDULE OF REPORTABLE TRANSACTIONS Plan 003 EIN 36-2669023 Year ended December 31, 2002
	(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of asset on Transaction Date	(i) Net Gain or (Loss)

	Series of Transactions:

*	Telephone and Data Systems, Inc.	Common Stock		$7,054,768	$8,243,780	$7,054,768	$(1,189,012)

*	Telephone and Data Systems, Inc.	Common Stock	$6,980,618			6,980,618

*	United States Cellular Corporation	Common Stock		7,815,264	12,268,584	7,815,264	(4,453,320)

*	United States Cellular Corporation	Common Stock	8,852,163			8,852,163

	ABN AMRO Income Plus Fund	Bank Common Trust Fund		9,488,225	9,488,225	9,488,225	--

	ABN AMRO Income Plus Fund	Bank Common Trust Fund	16,404,507			16,404,507

	Vanguard Institutional Index Fund	Mutual Fund		4,758,362	6,148,252	4,758,362	(1,389,890)

	Vanguard Institutional Index Fund	Mutual Fund	7,865,444			7,865,444

	Turner Midcap Growth Fund	Mutual Fund		2,661,471	3,773,341	2,661,471	(1,111,870)

	Turner Midcap Growth Fund	Mutual Fund	4,881,574			4,881,574

SCHEDULE OF REPORTABLE TRANSACTIONS Plan 003 EIN 36-2669023 Year ended December 31, 2002
	(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of asset on Transaction Date	(i) Net Gain or (Loss)

	Series of Transactions: (cont.)

	RCM Pimco Total Return Fund	Mutual Fund		$1,873,111	$1,846,777	$1,873,111	$26,334

	RCM Pimco Total Return Fund	Mutual Fund	10,490,731			10,490,731

*	The Bank of New York	Bank Common Trust Fund		34,441,707	34,441,707	34,441,707	--

*	The Bank of New York	Bank Common Trust Fund	33,314,358			33,314,358

	Single Transactions:

	None

*	Represents a party in interest

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Telephone and Data Systems, Inc., the Plan Administrator has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN

By: Telephone and Data Systems, Inc., Plan Administrator

By	/s/ LeRoy T. Carlson, Jr.

LeRoy T. Carlson, Jr., President and Chief Executive Officer

By	/s/ Sandra L. Helton

Sandra L. Helton, Executive Vice President and Chief Financial Officer

By	/s/ C. Theodore Herbert

C. Theodore Herbert, Vice President - Human Resources

Dated: June 27, 2003